MD Holdings Corp.
135 Carolstowne Road
Reisertown, Maryland  21136

April 7, 2008

Securities Exchange Commission
Christian Windsor
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

   Re:  MD Holdings Corp.
           Registration Statement on Form SB-2
           File No. 333-149013
           Filed February 1, 2008

Dear Mr. Windsor:

We represent MD Holdings Corp. (the “Company” or “MD Holdings”). We are in receipt of your letter dated February 28, 2008 regarding the above referenced filing and the following are our responses:

General

1.             Please register on a current form of registration statement; Form SB-2 is no longer valid.  Please refer to SEC Release 33-8876 (Smaller Reporting Company Regulatory Relief and Simplification) which became effective on 2/04/08.

Response:  The registration statement has been amended to be filed on a current form S-1.

2.
Your disclosure indicates that your main subsidiary is a mortgage brokerage.  However, the revenues from your brokerage business have declined precipitously, particularly since its acquisition by MD Holdings. Furthermore, your disclosure, in your plan of operations, business section and in the summary does not appear to anticipate any future development of your brokerage business.  Finally, the company has no employees, its sole officer and director currently contributes an immaterial amount of time to company business.

In view of the foregoing, we believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank- check company.  Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  As such, please revise the document to disclose the blank check nature of the company and your offering and to comply with the provisions of Rule 419.  In the alternative, revise your registration statement appropriately to provide a more detailed plan of operations and milestones in your “Plan of Operations” section.

Response:  MD Holdings is not a “blank check” company pursuant to Section (a)(2) of Rule 419.  We do acknowledge that our revenues from the brokerage business have declined precipitously, however, it is solely related to the current market conditions and not attributable to the acquisition by MD Holdings.  In fact, the purpose of the acquisition by MD Holdings is to have a vehicle to register securities in an attempt to complete a financing and survive through the downturn in the market and focus on the future and increasing revenues.  Furthermore, our plan of operations does anticipate future operations and development in the brokerage business and, to the extent it did not, we have amended the Registration Statement to include a more definite future development plan.  Finally, Marshall Davis, the sole officer and director, is employed full-time by the Company.  This is Mr. Davis’ family business and his livelihood and he spends over 60 hours per week working and developing his business.

Accordingly, the company should not be considered a “blank check” company because it has a business plan and the business is operating and generating revenue.  We have revised the registration statement to provide in more detail about the Company’s plan of operation and have listed clear and definite milestones for the Company.

3.
It appears that all of the shares held by non-affiliates are being offered for resale. Based on the facts, it appears the resale offering is in essence a primary offering. Because MD Holdings is not eligible to conduct a primary offering “at the market,” the offering by MD Holdings should be sold at a fixed price, for the duration of the offering.  In addition, MD Holdings and its control persons should be named underwriters in the prospectus.

Response:  We have amended the Registration Statement to make it clear that the offering by MD Holdings is being sold at a fixed price for the duration of the offering.  We have also amended the Registration Statement to provide that MD Holdings and its control persons may be deemed underwriters in the prospectus.

Cover Page of the Prospectus

4.
Please revise the second paragraph to disclose that your auditors have determined that based upon your financial condition there is substantial doubt as to whether you can continue to operate as a going concern.

Response:  The second paragraph has been revised to disclose that our auditors have determined that based upon our financial condition there is substantial doubt as to whether we can continue to operate as a going concern.

5.	Please revise the second paragraph to disclose that you will not be receiving any of the proceeds from this offering.

Response: The second paragraph has been revised to disclose that the Company will not be receiving any of the proceeds from this offering.

About Our Company, page 1

6.	Revise your Summary or your management’s discussion to discuss the impact of the recent upheaval in the mortgage market upon your business operations.

Response: The summary of the management’s discussion has been revised to discuss the impact of the recent upheaval in the mortgage market upon the business operations.

7.	Please revise the first paragraph to discuss the following:
•
the role that Mr. Davis played in the MD Holding and MD Mortgage Corporation, including that he was the sole director and executive officer of both entities and the percentage of stock beneficially owned by him in each;

•	whether the merger was an arms length transaction and whether the purchase price was determined by anyone other than Mr. Davis;
•	clarify whether you had any operations before your acquisition of MD Mortgage Corporation;
•	the purpose of the establishment of MD Holdings and the acquisition of MD Mortgage Corporation; and
•	the aggregate purchase price paid for MD Mortgage.

Response:  The first paragraph has been revised to discuss the role that Mr. Davis played in MD Holdings and MD Mortgage Corporation, including that he was the sole director and executive officer of both entities and the percentage of stock beneficially owned by him in each; whether the merger was an arms length transaction and the purchase price was arbitrarily determined by Mr. Davis.  Additionally, it clarifies that MD Holdings did not have any operations before the acquisition of MD Mortgage Corporation and that the purpose of the establishment of MD Holdings and the acquisition of MD Mortgage Corporation was the raise money and register its shares in an attempt to finance the Companies.  Lastly, the acquisition of MD Mortgage Corporation was a strict stock for stock exchange and there was no aggregate purchase price paid by MD Holdings for MD Mortgage.

8.           Please revise the first paragraph to discuss the following:
•	your poor financial condition and your total dependence on Mr. Davis to provide financing necessary for you to operate for the next twelve months;
•	your need for additional capital without which you cannot operate;
•	the nature of your business;
•	the number of full time employees;
•	the history of revenues and profits/losses at your wholly owned subsidiary;
•	how you have been affected by recent developments in the mortgage business in your market area, particularly subprime loans which comprised forty percent of your loans in the 2006 fiscal year;
•	your business strategy to which you refer in the risk factors and how you will finance the strategy; and
•	your “plans for expansion” to which you refer in the risk factors and how you will finance the plans given the going concern determination.

Response:  The first paragraph has been revised to discuss that the company is in poor financial condition and is dependant on Mr. Davis to provide financing necessary for the company to operate for the next twelve months.  Additionally, we clearly state the nature of the business, the number of full time employees, the history of revenues and profits/losses at the company’s wholly owned subsidiary.  A separate paragraph was added to discuss how the company has been affected by recent developments in the mortgage business in the company’s market area, particularly subprime loans which comprised forty percent of your loans in the 2006 fiscal year and the business strategy to which the company refers to in the risk factors and how the company will finance the strategy; and the “plans for expansion” to which the company refers to in the risk factors and how the company will finance the plans given the going concern determination.

Terms of the Offering, page 1

9.
Please revise the section to discuss the role that Mr. Davis played, directly and indirectly, in determining the offering price including the setting of the $0.40 per share price and the decision to undertake the stock split.

Response:  The “Terms of the Offering” section has be revised to discuss the role that Mr. Davis played, directly and indirectly, in determining the offering price including the setting of the $0.40 per share price and the decision to undertake the stock split.

Risk Factors, page 1

10.
Please revise each risk factor to “provide the information investors need to assess the magnitude of the risk.”  We refer you to Staff Legal Bulletin No. 7 (sample comments 34 and 38).  In some cases, the consequence of a risk materializing will be that you will be no longer able to operate.

Response: Each risk factor has been revised to “provide the information investors need to assess the magnitude of the risk.”

11.	Please revise the first risk factor as follows:
•	delete your reference to a “limited operating history” and a “new business enterprise” since your wholly owned subsidiary has a nine year operating history;
•	discuss your minimal assets and the fact that liabilities far exceed assets; and
•	discuss the fact that your revenues have dropped by over eighty percent.

Response:  The first risk fact has been revised to include the deletion of the reference to a “limited operating history” and a “new business enterprise” since the company’s wholly owned subsidiary has a nine year operating history; to discuss the minimal assets of the company and the fact that liabilities far exceed assets; and to discuss the fact that the company’s revenues have dropped by over eighty percent.

12.
Please revise the second risk factor, consistent with your disclosure on page 12-13  to reflect the fact that given your current financial condition, you “will” need financing to operate at current levels let alone to achieve your business strategy or expand.

Response:  The second risk factor has been revised to keep consistent with the company’s disclosure on page 12-13 to reflect the fact that given the company’s current financial condition, the company “will” need financing to operate at current levels let alone to achieve the company’s business strategy or expand.

13.	Please revise the third risk factor to reflect the fact that you are totally dependent on Mr. Davis, your sole director, your sole executive officer and your sole employee.

Response: The third risk factor has been revised to reflect the fact that the company is totally dependant on Mr. Davis, the sole director, the sole executive office and the sole employee.

14.	Please revise the last risk factor to explain why the disclosure requirements “may cause a reduction in the trading activity.”

Response: The last risk factor has been revised to explain why the disclosure requirements “may cause a reduction in the trading activity.”

15.
Please add a risk factor addressing the risks associated with Mr. Davis beneficially owning over ninety percent of your stock including the inability of outside shareholders to have an impact on any decisions put to a vote of shareholders.

Response:  A risk factor has been added to address the risk associated with Mr. Davis beneficially owning over ninety percent of the company’s stock including the inability of outside shareholders to have an impact on any decisions put to a vote of shareholders.

16.	Please add a risk factor addressing the risks associated with your dependence on subprime loans which accounted for forty percent of your loans in fiscal 2006.

Response: A risk factor has been added to address the risk associated with the company’s dependence on subprime loans which accounted for forty percent of the company’s loans in fiscal 2006.

Determination of Offering Price, page 3

17.
Please revise the section to discuss the role that Mr. Davis played, directly and indirectly, in determining the offering price including the setting of the $0.40 per share price in the private placement and the decision to undertake the stock split.

Response:  We have revised this section to disclose that Mr. Davis and the company arbitrarily determined the offering price and the decision to the undertake the stock split was based on a recommendation by the market maker who suggested that we needed additional non-affiliate shares in our float.

Selling Security Holders, page 4

18.	Please identify the founding shareholders by name and describe their role in the company.

Response:  We have disclosed the founding shareholders that are registering their shares as Marshall Davis, Richard Anslow, Gregg Jaclin and Kristina Trauger.  They have worked to continue to operate the business and provide legal services to the company.

Description of Business, page 8

19.	Please revise to clarify that you have only one employee not multiple mortgage brokers or loan officers and that you only have one office.

Response:  The description of the business has been revised to clarify that the company has only one employee, does not have multiple mortgage brokers or loan officers and the company only has one office.

Business Philosophy and Competitive Strategy, page 10

20.	Explain the basis for each of the following claims:
•	your service is any more personalized than most of your competitors;
•	your processing of mortgages is any more “expedited” than most of your competitors;
•	your single office offers more convenience than your competitors; and
•	you offer the ‘best available market rates.”

Response:  We have updated Business Philosophy and Competitive Strategy section to discuss our services and how we provide our clients with personalized service and why our single office offers convenience.  In addition, we revised this section to say that we are able “expedite” the processing of mortgages but not that our processing is “more expedited” and that we offer “competitive” rates rather than the “best available market rates.”

Competition, page 11

21.	Please revise to provide more detail as to how you compete with established local, regional, national and international financial institutions in your market area in the current business conditions in the housing market and the mortgage business.

Response: We have included additional information regarding how we compete in the established markets and how we expect to continue to compete in the mortgage marketplace given the current conditions.

Management’s Discussion and Analysis or Plan of Operations, page 12

22.	Please revise this section as follows:
•	address in detail the going concern determination;
•	address the recent decline in revenues;
•	discuss how you have been and will be effected by the recent downturn in the housing market, the collapse of subprime lending and the tightening of mortgage lending;
•	disclose the terms under which Mr. Davis will provide additional funds and the estimated amount of such funds; and
•	identify the consequences of a failure to raise additional funds.

Response:  The Management’s Discussion and Analysis or Plan of Operations has been significantly supplemented to address the going concern determination, the recent declines in revenues, how the business will be affected by the recent downturn in the housing market and how we expect to continue to operate and what the consequences will be if we fail to have sufficient funds to continue to operate.

Description of Property, page 13

23.	Please indicate whether your office is located in an office building.

Response: The description of the property on page 13 has been amended to indicate that the company’s office is a home office and not in an office building.

Financial Statements – MD Holdings, Corp and Subsidiary

General

24.	Please revise to comply with the updating requirements set forth in Rule 301(c) – (d) of Regulation S-X.

Response: The financial statements have been updated to comply with the requirements set forth in Rule 301(c)-(d) of Regulation S-X.

Condensed Balance Sheet as of September 30, 2007 and 2006, page F-1

25.
We note your disclosure on page 7 that you are authorized to issue up to 10 million shares of preferred stock with a par value of $.001 per share. Your disclosure on the face of your balance sheet, however, indicates that you are only authorized to issue 10,000 shares of preferred stock.  Please revise to resolve this apparent inconsistency.

Response: This inconsistency has been resolved to accurately disclose the fact that we are authorized to issue ten million (10,000,000) shares of preferred stock.

Condensed Statement of Changes in Stockholders’ Equity (Deficiency) for the Period from December 31, 2004 to September 30, 2007, page F-3

26.	Please revise your Statement of Changes in Stockholders’ Equity (Deficiency) to

retroactively give effect to the common control merger that occurred on January 15, 2007 as well as the 15-to-1 stock split that occurred on January 30, 2008.  We are unclear as to how your current presentation appropriately reflects these transactions.  Please refer to paragraph D16 of SFAS 141 and SAB Topic 4C for additional guidance.

Response:  We have revised our Statement of Changes in Stockholders’ Equity (Deficiency) to retroactively give effect to common control merger and the 1-to-15 forward stock split that occurred on January 30, 2008.

27.
As a related matter, please explain to us how you determined that the impact of these transactions resulted in substantial increases in the par value of common stock as well as a negative APIC balance for the periods presented.  A stock-split should have no impact on the aggregate par value of common shares as the par value per share is also adjusted as a result of the split.

Response: The total equity was unchanged as a result of the forward split.  The par value per share was not amended for the stock split and therefore, the total par value is a result of the increase in shares after the forward split and a resulting decrease in APIC.

Financial Statements – MD Mortgage Corporation, page F-12

28.
We note that you have accounted for the acquisition of MD Mortgage Corporationas a transfer of assets between entities under common control.  Accordingly, please revise your prior period financial statements for the years ended December 31, 2006 and 2005 to give retroactive effect to the common control merger and clearly label these statements to indicate that the financial data of previously separate entities are combined.  Refer to paragraph D17 of SFAS 141 for additional guidance.

Response:  Note 1 to the financial statements describes the transfer of assets between the entities under common control and the periods presented.  The operations for the years ended December 31, 2006 and 2005 as well as the December 31, 2007 report the entities on a consolidated basis from inception.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MD Holdings Corp.

By: /s/ Marshall Davis
        Marshall Davis